UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gaucho Group Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class Securities)

36809R107

(CUSIP NUMBER)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36809R107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Scott L. Mathis
2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)

(b)
3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 7,234,419[3]

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,236,519[1]

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,236,519[1]

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent of Class Represented by Amount in Row (9) 7.6%[2]

12	Type of Reporting Person (See Instructions) IN

 1 Consists of (a) 558,362 shares of our common stock owned by Mr. Mathis directly; (b) 3,777,425 shares owned by The WOW Group, LLC, of which Mr. Mathis is a controlling member; (c) 241,026 shares owned by Mr. Mathis’s 401(k) account; (d) 21,000 shares of common stock issuable upon the conversion of Series B Preferred Stock and 18,900 shares of common stock for voting purposes held by his 401(k) account; and (d) the right to acquire 2,638,706 shares of common stock subject to the exercise of options.

2 Includes Series B on an as converted basis to common stock.

3 Includes 21,000 shares of Series B on an as converted basis to 18,900 shares of common stock for voting purposes.

2

Explanatory Note

This Amendment No. 2 to Schedule 13G, dated February 16, 2021, is being filed by the undersigned to amend the Schedule 13G originally filed on February 14, 2018 (the “Original 13G”), and Amendment No. 1 to the Original 13G filed on May 4, 2018. This Amendment No. 2 relates to the common stock, $0.01 par value, of Gaucho Group Holdings, Inc. and is being filed by Mr. Mathis pursuant to Rule 13d-1(d). Except as set forth herein, the Original 13G is unmodified.

3

Item 1

(a)	Name of Issuer:	Gaucho Group Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices:	8 Union Square South, Suite 2A
New York, NY 10003

Item 2

(a)	Name of Person Filing:	Scott L. Mathis
(b)	Address of Principal Business Office:	8 Union Square South, Suite 2A
New York, NY 10003
(c)	Citizenship:	Mr. Mathis is a citizen of the United States
(d)	Title of Class of Securities:	Common Stock, $0.01 par value per share
(e)	CUSIP Number:	36809R107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

4

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned		7,236,519[1]

(b)	Percent of class:		7.6%[2]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	7,234,419[3]

	(ii)	Shared power to vote or to direct the vote	0

	(iii)	Sole power to dispose or to direct the disposition of	7,236,519[1]

	(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

/s/ Scott L. Mathis
Scott L. Mathis

6